UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

KemPharm, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

488445 206
(CUSIP Number)

Samuel J. Braun

5 West Main St.

Box 361

Warner, South Dakota 57479-0361

(605) 225-5133

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488445 206	13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Samuel J. Braun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,067,560
	8	SHARED VOTING POWER 310,000
	9	SOLE DISPOSITIVE POWER 3,067,560
	10	SHARED DISPOSITIVE POWER 310,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 488445 206	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS ThinkSwitch Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 280,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 280,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 488445 206	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS ThetaBurn Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 488445 206	13D	Page 4 of 6 Pages

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of the KemPharm, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 1180 Celebration Boulevard, Suite 103, Celebration, FL 34747.

ITEM 2.	IDENTITY AND BACKGROUND.

Samuel J. Braun’s (“Braun”) business address is 5 West Main St., Box 361, Warner, South Dakota 57479-0361. He is a private investor and U.S. citizen.

Each of ThinkSwitch Capital, LLC, a Delaware limited liability company (“ThinkSwitch”), and ThetaBurn Investments, LLC, a South Dakota limited liability company (“ThetaBurn” and, together with Braun and ThinkSwitch, the “reporting persons”), is a private investment fund with its principal office at 5 West Main St., Box 361, Warner, South Dakota 57479-0361. Each of ThinkSwitch and ThetaBurn is controlled by Braun.

During the last five years, none of the reporting persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 3,067,560 shares of Common Stock purchased by Braun were purchased with personal funds. The aggregate purchase price for such shares was approximately $29,296,000.

The 280,000 shares of Common Stock purchased by ThinkSwitch were purchased with working capital. The aggregate purchase price for such shares was approximately $2,618,000.

The 30,000 shares of Common Stock purchased by ThetaBurn were purchased with working capital. The aggregate purchase price for such shares was approximately $265,500.

ITEM 4.	PURPOSE OF TRANSACTION.

Each of the reporting persons purchased shares of Common Stock based on the belief that it, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities and the availability of Common Stock at prices that would make the purchase or sale of Common Stock desirable, each of the reporting persons may seek to acquire or dispose of shares of Common Stock.

In addition, Braun has engaged, and intends to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to maximize stockholder value, including, without limitation, by terminating the Issuer’s at-the-market offering and authorizing and executing a share repurchase program, and regarding potential candidates to serve as directors of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Braun beneficially owns 3,377,560 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock based on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021. Braun has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, 3,067,560 shares of Common Stock. Braun has (i) with ThinkSwitch, shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 280,000 shares of Common Stock and (ii) with ThetaBurn, shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 30,000 shares of Common Stock.

CUSIP No. 488445 206	13D	Page 5 of 6 Pages

ThinkSwitch beneficially owns 280,000 shares of Common Stock, representing approximately 0.8% of the outstanding shares of Common Stock based on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021, with respect to all of which ThinkSwitch has, with Braun, shared power to vote or direct the vote, and shared power to dispose or direct the disposition.

ThetaBurn beneficially owns 30,000 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock based on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021, with respect to all of which ThetaBurn has, with Braun, shared power to vote or direct the vote, and shared power to dispose or direct the disposition.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Of the 3,067,560 shares of Common Stock held directly by Braun, 3,040,000 shares are held in a brokerage account with TD Ameritrade, Inc. (“TD Ameritrade”). Under the terms of such account, TD Ameritrade may extend margin credit to Braun as and when required to open or carry positions in such account, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. The shares of Common Stock held in the margin account are pledged as collateral security for any such credit and may be sold by TD Ameritrade to maintain the required equity percentage in the account.

On December 1, 2021, the reporting persons entered into a Joint Filing Agreement in which the reporting persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A           Joint Filing Agreement, dated December 1, 2021

CUSIP No. 488445 206	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 1, 2021

/s/ Samuel J. Braun
Samuel J. Braun

THINKSWITCH Capital, LLC

By:	/s/ Samuel J. Braun
Name:	Samuel J. Braun
Title:	Managing Member

ThetaBurn Investments, LLC

By:	/s/ Samuel J. Braun
Name:	Samuel J. Braun
Title:	Managing Member

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of KemPharm, Inc., a Delaware corporation, and further agree to the filing, furnishing and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: December 1, 2021

/s/ Samuel J. Braun
Samuel J. Braun

THINKSWITCH Capital, LLC

By:	/s/ Samuel J. Braun
Name:	Samuel J. Braun
Title:	Managing Member

ThetaBurn Investments, LLC

By:	/s/ Samuel J. Braun
Name:	Samuel J. Braun
Title:	Managing Member